UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67638

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDGE CORPORATE FINANCE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1380 W. PACES FERRY RD., SUITE 1000
(No. and Street)

ATLANTA	GA	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM A MANER 404-890-7703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BENNETT THRASHER
(Name – *if individual, state last, first, middle name*)

Riverwood 200, 3300 Riverwood Parkway, Suite 700	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM A. MANER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDGE CORPORATE FINANCE, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Amanda Glenn Brady
NOTARY PUBLIC
Fulton County, GEORGIA
My Comm. Expires
04/05/2020

Will A. M IV
Signature

CEO
Title

Amanda G Brady
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDGE CORPORATE FINANCE, LLC

Financial Statements
And
Supplementary Information
As of and for the Year Ended December 31, 2017
With
Report of Independent Registered Public Accounting Firm

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Edge Corporate Finance, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Edge Corporate Finance, LLC (a limited liability company) as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Edge Corporate Finance, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Edge Corporate Finance, LLC's management. Our responsibility is to express an opinion on Edge Corporate Finance, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Edge Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Computation of Net Capital Pursuant to Rule 15c3-1 (Schedule I) and Other Information (Schedule II) have been subjected to audit procedures performed in conjunction with the audit of Edge Corporate Finance, LLC's financial statements. The supplemental information is the responsibility of Edge Corporate Finance, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 (Schedule I) and Other Information (Schedule II) are fairly stated, in all material respects, in relation to the financial statements as a whole.

BETTER TOGETHER

A Limited Liability Partnership of Certified Public Accountants & Consultants

Riverwood 200   3300 Riverwood Parkway   Suite 700   Atlanta, GA 30339   **phone** 770.396.2200   **fax** 770.390.0394
www.btcpa.net



We have served as Edge Corporate Finance, LLC's auditor since 2015.

Bennett Thrasher LLP

Atlanta, Georgia
February 27, 2018

EDGE CORPORATE FINANCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets

Assets

Cash and cash equivalents	$	24,084
Due from affiliate		890
Securities owned, at fair value		6,900
Prepaid expenses		6,192
Deposits		1,079
Total Assets	$	39,145

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	2,750
Total liabilities		2,750
Member's Equity		36,395
Total Liabilities and Member's Equity	$	39,145

See accompanying notes.

3

EDGE CORPORATE FINANCE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenue		
Investment banking	$	616
Investment gain		6,800
Total revenue		7,416
Operating expenses		
Compensation and benefits		219,605
IT, data and communications		50,545
Professional services		34,824
Occupancy and equipment		25,655
Licenses and registrations		11,714
Other expenses		24,764
Total operating expenses		367,107
Net Loss	$	(359,691)

See accompanying notes.

EDGE CORPORATE FINANCE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

Balance, December 31, 2016	$	77,378
Capital contributions (Note D)		318,708
Net loss		(359,691)
Balance, December 31, 2017	$	36,395

See accompanying notes.

5

EDGE CORPORATE FINANCE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net loss	$ (359,691)
Adjustments to reconcile net loss to net cash used by operating activities:	
Forgiveness of related party debt	318,708
Investment gain	(6,800)
Changes in assets and liabilities:	
Accounts receivable	628
Due from affiliate	(890)
Prepaid expenses	1,135
Deposits	(650)
Accounts payable	1,271
Net cash used by operating activities:	(46,289)
Cash at the beginning of the year	70,373
Cash at the end of the year	$ 24,084
Non - Cash Financing Activities:	
Forgiveness of related party debt	
recorded as contributed capital (Note D)	$ 318,708

See accompanying notes.

Note A - Description of Business and Summary of Significant Accounting Policies

Description of Business: Edge Corporate Finance, LLC (the "Company") was organized in the state of Georgia on October 9, 2007 as a licensed broker dealer to provide merger and acquisition advisory services and to raise capital as an agent in private placements. Edge Corporate Finance, LLC is a single member limited liability company owned 100% by Edge Capital Partners, LLC ("Parent").

Use of Estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Concentration: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents. The Company maintains its cash deposits at a regional financial institution. Deposits at times may have exceeded federally insured limits.

Accounts Receivable: The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectibility of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 90 days old. As of December 31, 2017, management reviewed the status of accounts receivable and determined that an allowance for doubtful accounts was not necessary.

Securities Owned: The Company has an investment in a non-marketable security for its own account. The security is recorded at fair value in accordance with FASB ASC 820, fair value measurements.

Revenue Recognition: The Company uses the accrual method of accounting and recognizes revenue when there is evidence of an arrangement, the services have been provided, the revenue is fixed or determinable and collectability is reasonably assured. Investment banking and referral fees arise from activities for which the Company acts as an agent and fees are earned from providing merger and acquisition, private placement, and other financial services. These fees are recognized at the time the transactions are completed and the revenue is fixed or determinable.

New Accounting Pronouncement:
In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

Concentrations: For the year ended December 31, 2017, one client represented all of the Company's revenue.

Income Taxes: The Company's income or loss is reported on the member's tax return. Accordingly, the financial statements do not include a provision for income taxes.

Management does not believe there are any uncertain tax positions as defined by FASB Accounting Standards Codification (ASC) 740 *Accounting for Income Taxes.*

Note A - Description of Business and Summary of Significant Accounting Policies (continued)

Subsequent Events: Subsequent events were evaluated through the date the financial statements were issued. Management has performed an evaluation of events that have occurred subsequent to the financial statements being issued and there are no material subsequent events, other than described in Note B, that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.

Note B - Factors Affecting Operations

For the years ended December 31, 2017 and 2016, the Company earned nominal revenue and has incurred net losses and negative cash flows which have significantly reduced the Company's cash position as of December 31, 2017. During 2017, the Parent permanently forgave all amounts due from the Company under the expense sharing arrangement (Note D) to allow the Company to maintain adequate net capital during 2017. Such amounts were treated as a capital contribution by the Company. In addition, the Parent has also waived amounts due under the expense sharing arrangement for January 2018.

The Parent has committed to continue to forgive the amounts owed by the Company under the expense sharing arrangement and to provide additional funding, as necessary, so that the Company can continue to meet its obligations and minimum net capital requirements for a minimum period of twelve months following the report date. Thereafter, the Company may require additional funds to support its working capital and operating expense requirements, and may seek to obtain such additional funds, although there can be no assurance that such funding will be available.

Note C – Fair Value of Financial Instruments

FASB ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Note C – Fair Value of financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2017.

	Fair Value Measurements	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Non-Marketable securities	$ 6,900	$ -	$ -	$ 6,900

Fair values for assets in Level 3 are calculated using assumptions about discounted cash flow and other present value techniques.

Roll forward of Level 3 investments:

Balance, beginning of year	$ 100
Unrealized gain	6,800
Balance, end of year	$ 6,900

Note D - Related Party Transactions

The Company has an expense sharing arrangement with its Parent whereby certain operating expenses are paid by Parent on the Company's behalf. The Company then reimburses Parent for these expenses. Personnel costs related to employees who are assigned to the Company for a portion of their time are prorated based on the amount of time required. Other operating costs are allocated based on estimated usage. Allocated expenses amounted to $318,708 during the year ended December 31, 2017.

During 2017, under various Unanimous Written Consents of the Member, the amounts due to the Parent under the expense sharing arrangement for the months of January through December 2017 totaling $318,708 were forgiven by the Parent and were recorded by the Company as contributed capital. As of December 31, 2017, there was no balance due to the Parent under the expense sharing arrangement.

The Company has a services agreement with Edge Healthcare Partners, LLC (Edge Healthcare). Pursuant to the agreement, Edge Healthcare provides certain consulting and management services to the Company. The Company provides administrative and compliance support to Edge Healthcare. Edge Healthcare reimburses the Company for direct expenses incurred related to regulatory registration and assessment expenses. At December 31, 2017, Edge Healthcare owes the Company $890 under the services agreement.

The Company is required to remit to Edge Healthcare a percentage of revenue generated via consulting services by Edge Healthcare. For the year ended December 31, 2017, the Company did not incur any expenses related to the agreement.

Note E - Net Capital Requirement

As a registered broker-dealer under the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Net Capital Rule"). Under the Net Capital Rule, the Company is required to maintain minimum net capital of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2017, the Company had net capital of $21,334 which exceeded the minimum net capital requirement of $5,000 by $16,334. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

Note F – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2017.

EDGE CORPORATE FINANCE, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2017

Computation of Net Capital

Total member's equity	$	36,395
Deduction for non-allowable assets:		
Due from affiliate		890
Securities owned, at fair value		6,900
Prepaid expenses		6,192
Deposits		1,079
Net capital	$	21,334
Aggregate indebtedness		
Accounts payable	$	2,750
Total aggregate indebtedness	$	2,750
Minimum net capital requirement		
Net capital	$	21,334
Minimum net capital to be maintained		
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	16,334
Percentage of aggregate indebtedness to net capital		12.89%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017.

There is no significant difference between the preceding computation and the Company's net capital reported in Part IIA of the unaudited Form X-17A-5 as of December 31, 2017.

EDGE CORPORATE FINANCE, LLC
SCHEDULE II
OTHER INFORMATION

A)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

B)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

C)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
AS OF DECEMBER 31, 2017

The statement of changes in liabilities subordinated to claims of general creditors has been omitted since Edge Corporate Finance, LLC had no such liabilities outstanding at the beginning of the year, during the year or at year end.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 27th 2018

Bennett Thrasher LLP
Riverwood 200
3300 Riverwood Parkway, Suite 700
Atlanta, GA 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Edge Corporate Finance, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2017.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _William A. Maner IV_

Name: William A. Maner

Title: CEO



Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Edge Corporate Finance, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2017, in which (1) Edge Corporate Finance, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which Edge Corporate Finance, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Edge Corporate Finance, LLC stated that Edge Corporate Finance, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Edge Corporate Finance, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Edge Corporate Finance, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bennett Thrasher LLP

Atlanta, Georgia
February 27, 2018

BETTER TOGETHER
A Limited Liability Partnership of Certified Public Accountants & Consultants
Riverwood 200 3300 Riverwood Parkway Suite 700 Atlanta, GA 30339 phone 770.396.2200 fax 770.390.0394
www.btcpa.net